Filed Pursuant to Rule 424(b)(2)
Registration No. 333-155742

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price	Amount of registration fee
Common Stock, par value $.01 per share	$2,717,517	$106.80	(1)

(1)  The filing fee is calculated in accordance with Rule 457(c) and (r) based upon the average of the high and low prices of the registrant’s common stock on November 25, 2008 ($11.555).  A filing fee of $25,182 in connection with this offering was previously paid.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated November 26, 2008)

235,181 Shares

Common Stock

We may issue up to an aggregate of 235,181 shares of our common stock, par value $.01 per share, to holders of up to 42,009 common units and up to 231,806 Class A Convertible Preferred Units, or CPUs, of limited partnership interest in MACWH, LP, a Delaware limited partnership, upon tender of those common units or CPUs for redemption. Walleye Retail Investments LLC, the general partner of MACWH, LP, or MACWH, is a wholly owned indirect subsidiary of The Macerich Partnership, L.P., or Macerich Partnership, our operating partnership.

The maximum number of common units redeemable may increase if CPUs are converted to common units as discussed in this prospectus supplement.  The common units and CPUs were originally issued to various persons on April 25, 2005 in connection with our acquisition of Wilmorite Properties, Inc. and Wilmorite Holdings, L.P. We were required to register our common stock pursuant to a registration rights agreement with these holders of the common units and CPUs.

We will acquire common units or CPUs, as applicable, from redeeming holders in exchange for any common stock that we issue upon redemption. We have registered the issuance of the common stock to permit the holders to sell shares in the open market or otherwise, but the registration of these shares does not necessarily mean that the holders will elect to redeem their common units or CPUs. Also, upon any redemption, we may elect to pay cash for the common units and CPUs tendered, or take no action (in which case MACWH must pay cash for the common units and CPUs tendered), rather than issue shares of common stock. Although we will incur expenses in connection with the registration of the common stock, we will not receive any cash proceeds upon its issuance.

The 235,181 shares of our common stock that we may issue pursuant to this prospectus supplement and the accompanying prospectus were originally included in a prospectus supplement dated May 3, 2006 and an accompanying prospectus to our registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, on January 12, 2006 under File No. 333-130993.  That registration statement, or the January 2006 registration statement,  terminated upon the effectiveness on November 26, 2008 of the registration statement on Form S-3 of which this prospectus supplement is a part.  Pursuant to Rule 415(a)(6) under the Securities Act, this prospectus supplement and accompanying prospectus relate to the securities originally included in our January 2006 registration statement that have not been issued as of the date of this prospectus supplement.

Our common stock trades on the New York Stock Exchange under the symbol “MAC.” On November 25, 2008, the closing sale price of our common stock was $11.90 per share.

Investing in the common stock involves risks. See “Risk Factors” beginning on page S-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 26, 2008.

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OUR COMPANY

We are involved in the acquisition, ownership, development, redevelopment, management, and leasing of regional and community shopping centers located throughout the United States. We are the sole general partner of, and own a majority of the ownership interests in, The Macerich Partnership, L.P., a Delaware limited partnership (the “Macerich Partnership”). As of September 30, 2008, Macerich Partnership owned or had an ownership interest in 72 regional shopping centers and 19 community shopping centers aggregating approximately 77 million square feet of gross leasable area.

We are a self-administered and self-managed real estate investment trust, or REIT, and conduct all of our operations through Macerich Partnership and our management companies.

We were organized as a Maryland corporation in September 1993.  Our principal executive offices are located at 401 Wilshire Boulevard, Suite 700, Santa Monica, California 90401.  Our telephone number is (310) 394-6000.  Our website address is www.macerich.com.  Information on our website does not constitute part of this prospectus supplement or the accompanying prospectus.

Unless otherwise stated, or the context otherwise requires, references in this prospectus supplement to the “Company,” “we,” “us” and “our” refer to The Macerich Company, those entities owned or controlled by The Macerich Company and predecessors of The Macerich Company.

RISK FACTORS

You should carefully consider, among other factors, the matters described below and those under the heading “Risk Factors” in our most recent annual and quarterly reports, as amended, as well as the other information contained in and incorporated by reference in this prospectus supplement and the accompanying prospectus, before you exercise your right to require the redemption of any common units or CPUs you hold.

You should carefully consider the tax consequences of redeeming common units or CPUs.

The exercise of your right to require the redemption of your common units or CPUs may be treated for tax purposes as a sale of those units. If treated as a sale, this sale will be fully taxable to you, and you will be treated as realizing for tax purposes an amount equal to the sum of (i) the value of common stock received in the redemption plus (ii) the amount of MACWH liabilities that will cease to be considered allocable to you following the redemption, which may include MACWH’s share of the liabilities of certain entities in which it owns an interest. Depending upon your particular circumstances, gain may be recognized, and the amount of gain recognized, or even the tax liability resulting from that gain, could exceed the amount of cash and the value of other property, e.g., the common stock, received upon the redemption. See “Redemption of Common Units or CPUs—Certain Tax Considerations of Redemption of Common Units and CPUs” for more information on these tax consequences.

The price of our common stock has and may continue to fluctuate significantly, which may make it difficult for you to sell the common stock when you want or at prices you find attractive.

The price of our common stock on the New York Stock Exchange constantly changes and has been subject to significant price fluctuations. For example, between October 27, 2008 and November 25, 2008, the intra-day price of our common stock on the New York Stock Exchange fluctuated between $8.31 and $31.34 per share.  We expect that the market price of our common stock will continue to fluctuate significantly. Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. In addition, the stock market in general has recently experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Future issuances of common stock or securities convertible into or exchangeable for common stock may adversely affect the market price for our common stock.

Additional issuances and sales of common stock or securities convertible into or exchangeable for common stock, or the perception that such issuances and sales could occur may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the common stock offered by this prospectus supplement, but we will acquire common units or CPUs in MACWH from holders of those units to whom such shares are delivered at our election. We intend to hold any common units or CPUs that we acquire in MACWH directly or through an affiliate.

COMMON STOCK MARKET DATA

Our common stock is listed on the New York Stock Exchange and trades under the symbol “MAC.” On November 25, 2008, the last reported sale price of our common stock was $11.90 per share on the New York Stock Exchange.

The following table sets forth the range of high and low closing sale prices for our common stock, as reported by the New York Stock Exchange for the fiscal quarters indicated:

	High	Low
Year Ending December 31, 2008
First Quarter	$72.13	$58.91
Second Quarter	75.36	62.10
Third Quarter	67.81	53.01
Fourth Quarter (through November 25, 2008)	61.51	8.31

Year Ended December 31, 2007
First Quarter	103.32	85.76
Second Quarter	97.69	81.17
Third Quarter	87.58	73.14
Fourth Quarter	92.66	70.63

Year Ended December 31, 2006
First Quarter	75.13	68.89
Second Quarter	74.05	67.90
Third Quarter	77.11	70.02
Fourth Quarter	87.00	76.16

REDEMPTION OF COMMON UNITS OR CPUS

At any time, a holder of common units may require MACWH to redeem all or a portion of the holder’s common units for cash based on the 10-day average trading price of an equal number of shares of our common stock (subject to equitable adjustment for customary changes in capitalization), plus an amount equal to certain unpaid distributions, if any, attributable to the common units being redeemed. Alternatively, we may elect in our sole discretion to purchase common units offered for redemption for the same cash amount or an equal number of shares of our common stock (subject to the same adjustments).

At any time, holders of CPUs may require MACWH to redeem all or a portion of such CPUs for cash based on the 10-day average trading price of an equal number of shares of our common stock (subject to equitable adjustment for customary changes in capitalization) multiplied by a conversion rate of approximately 0.83333, plus an amount equal to certain unpaid distributions, if any, attributable to the CPUs, and plus a pro-rated amount attributable to distributions on such CPUs for the most recent quarter end. Alternatively, we may elect in our sole discretion to purchase CPUs offered for redemption for either the same cash amount or a number of shares of our common stock determined pursuant to an approximate 0.83333 exchange rate (i.e., approximately 0.83333 share of our common stock for each CPU redeemed).

If we elect to purchase the common units or CPUs offered for redemption, we must notify the redeeming holder within a fixed time period, MACWH will not be obligated to satisfy the redemption right of the redeeming holder and, for tax purposes, we will treat the transaction between us and the redeeming holder as a sale by the redeeming holder. A holder may not exercise the redemption right for less than 1,000 common units or CPUs, or, if such holder holds less than 1,000 common units or CPUs, all of the common units or CPUs held by the holder. The redeeming holder will have no right, with respect to any common units or CPUs so redeemed, to receive any distributions paid on or after the specified redemption date (unless MACWH or, if applicable, we shall have failed to redeem or purchase the common units or CPUs to be redeemed as of such time). See also “Description of Common Units and CPUs—Redemption and Conversion” for other special redemption rights and limitations.

Redemption Procedures

A holder may exercise the right to redeem common units or CPUs by providing to MACWH and us an appropriate notice, as described in the limited partnership agreement of MACWH, or the Partnership Agreement. A holder may also be required to furnish certain other certificates and forms. The Partnership Agreement establishes some limitations on the right to redeem common units and CPUs. See “Description of Common Units and CPUs—Redemption and Conversion.”

Once we receive a notice of redemption with respect to common units or CPUs, we will determine whether to redeem the tendered common units or CPUs for cash or for shares of common stock or whether MACWH will redeem the tendered common units or CPUs. Any shares of common stock that we issue will be validly issued, fully paid and nonassessable.

When a holder redeems common units or CPUs, the holder’s right to receive distributions on the common units or CPUs so redeemed will cease for all periods thereafter. No redemption can occur if delivery of common units or CPUs on the specified date to the holder seeking redemption would be prohibited under the Charter, the Partnership Agreement or applicable federal or state securities laws.

Registration Rights

The 235,181 shares of our common stock that we may issue pursuant to this prospectus supplement and the accompanying prospectus were originally included in a prospectus supplement dated May 3, 2006 and an accompanying prospectus to our registration statement on Form S-3 that we filed with the SEC on January 12, 2006 under File No. 333-130993.  That registration statement, or the January 2006 registration statement,  terminated upon the effectiveness on November 26, 2008 of the registration statement on Form S-3 of which this prospectus supplement is a part.  Pursuant to Rule 415(a)(6) under the Securities Act, this prospectus supplement and accompanying prospectus relate to the securities originally included in our January 2006 registration statement (File No. 333-130993) that have not been issued as of the date of this prospectus supplement.

Pursuant to our obligations under a registration rights agreement entered into with various persons on April 25, 2005 in connection with our acquisition of Wilmorite Properties, Inc. and Wilmorite Holdings, L.P., we filed a prospectus supplement dated May 3, 2006 and an accompanying prospectus to our January 2006 registration statement.  Our January 2006 registration statement terminated upon the effectiveness on November 26, 2008 of the registration statement on Form S-3 of which this prospectus supplement and accompanying prospectus is a part.  Pursuant to Rule 415(a)(6) under the Securities

Act, this prospectus supplement and accompanying prospectus relate to the securities originally included in our January 2006 registration statement that have not been issued as of the date of this prospectus supplement.  Under the registration rights agreement, we are obligated to use our reasonable best efforts to keep the registration statement continuously effective until all holders have tendered for redemption their outstanding common units or CPUs. We have no obligation under the agreement to retain any underwriter to effect the sale of the shares covered thereby, and this prospectus supplement is not available for use for an underwritten public offering of such shares.

We have the right under the registration rights agreement to defer the updating of the registration statement of which this prospectus supplement and accompanying prospectus is a part or suspend sales under the registration statement for a period of not more than 105 days during any one-year period ending on December 31, if we furnish to the related holders of common units or CPUs a certificate signed by one of our executive officers or any of our directors that, in our good faith judgment, it would be detrimental to us or our stockholders to amend the registration statement at that time or to continue sales under the registration statement, and, therefore, we have elected to defer the amendment of the registration statement or suspend sales under the registration statement of which this prospectus supplement and accompanying prospectus is a part. We also have the right to require such holders not to make any public sale of our common stock during the 15-day period prior to, and during the 90-day period beginning on, the date of pricing of any registered offering of our securities.

Pursuant to the registration rights agreement, we agreed to pay all expenses of effecting the registration of securities covered by this prospectus supplement (other than underwriting discounts, selling commissions and stock transfer taxes, if any).

Certain Tax Considerations of Redemption of Common Units and CPUs

The following discussion summarizes certain of the material U.S. federal income tax considerations that may be relevant to a holder who receives our stock upon redemption of his, her or its common units or CPUs. This discussion applies only to beneficial owners of common units or CPUs that are U.S. persons (as defined in Section 7701 of the Code and the United States Treasury Department, or Treasury, regulations promulgated thereunder) and who hold their existing units as a capital asset in circumstances where we elect to deliver our stock in connection with the redemption transaction. If a partnership, or entity treated as a partnership for U.S. federal income tax purposes, holds common units or CPUs, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. The rules governing the taxation of partners and partnerships are extraordinarily complex and the following discussion represents only a general summary of certain aspects of those rules as applied to certain redemptions. Because this section is a general summary only, it does not address all of the potential tax issues which may be relevant to a holder of common units or CPUs in light of his, her or its particular circumstances. Further, this section does not address any state, local or foreign tax considerations. The discussion in this section is based on and is qualified in its entirety by the Code, its legislative history, administrative pronouncements, judicial decisions and Treasury regulations, all as in effect on the date hereof. Subsequent changes to any of the above may affect the U.S. federal income tax considerations described in this section, possibly on a retroactive basis. A holder should also review the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus regarding certain of the U.S. federal income tax considerations of holding and selling shares of our common stock.

HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSIDERATIONS TO THEM OF REDEEMING COMMON UNITS OR CPUs, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSIDERATIONS OF REDEEMING COMMON UNITS OR CPUs IN THEIR PARTICULAR CIRCUMSTANCES AND POTENTIAL CHANGES IN APPLICABLE LAWS.

If a holder of common units or CPUs receives our stock in exchange for a unit in connection with a redemption, the holder generally should be treated as if the holder sold the unit in a fully taxable transaction for U.S. federal income tax purposes. In this regard, the Partnership Agreement provides that we, MACWH and the holder will treat the transaction between the holder and us as a sale of common units or CPUs, as the case may be, for federal income tax purposes.

If a holder redeems common units or CPUs in a manner that is treated as a sale of the common units or CPUs, the holder’s gain or loss from the redemption generally will be equal to the difference between (i) the amount considered realized for tax purposes; and (ii) the holder’s tax basis in the common units or CPUs. A holder generally will be treated as realizing for tax purposes an amount equal to the sum of (x) the fair market value of our common stock received plus (y) the amount of MACWH liabilities that will cease to be considered allocable to such holder following the transaction, which may include MACWH’s share of liabilities of certain entities in which it owns an interest. Depending on a holder’s circumstances, gain may be recognized and the amount of gain recognized, or even the tax liability resulting from that gain, could exceed the value of our common stock received.

Except as described below, any gain recognized upon a redemption of common units or CPUs will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the redemption of a common unit or CPU is attributable to a holder’s share of “unrealized receivables” of MACWH, as defined in Section 751 of the Code, and such amount exceeds the basis attributable to those assets, this excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if MACWH had sold its assets at their fair market value at the time of the redemption of a common unit or CPU.

For non-corporate holders, the current maximum rate of tax on the net capital gain from the sale or exchange of a capital asset held for more than one year is 15%. Holders should consult their own tax advisors regarding the determination of the holding period in their common units or CPUs, including on account of principles under Treasury regulations under Section 1223 of the Code. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than one year is 25% to the extent of the prior deductions for depreciation that are not otherwise recaptured as ordinary income under the existing depreciation recapture rules.

In general, a holder will receive a tax basis in our common stock received in the redemption transaction equal to its fair market value when received.

DESCRIPTION OF COMMON UNITS AND CPUS

The material terms of the common units and CPUs, including a summary of certain provisions of the Partnership Agreement, as in effect as of the date of this prospectus supplement, are set forth below. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of Delaware law and the Partnership Agreement. For a comparison of the voting and other rights of holders of common units and CPUs, whom we refer to as unitholders or limited partners, and our stockholders, see “Comparison of Ownership of Common Units and CPUs and Our Shares.”

Rank

As general partner, Walleye Retail Investments LLC, or Walleye, is authorized, in its sole discretion, to cause MACWH to issue additional common units, CPUs or other limited partnership interests in MACWH for any partnership purpose at any time to the limited partners or to other persons on terms established by the general partner within the boundaries set forth in the Partnership Agreement. MACWH may also issue preferred partnership units, having such rights, preferences and other privileges, variations and designations as the general partner may determine in its sole and absolute discretion, as provided in the Partnership Agreement.

Dividends

Subject to certain limitations, common units will receive a quarterly distribution that will track, in part, quarterly dividends made on our common stock on an as-converted basis. CPU holders will receive a quarterly distribution comprised of both a fixed component and a component that floats with the regular dividend paid on shares of our common stock. See “Comparison of Ownership of Common Units and CPUs and Our Shares—Nature of Investment.”

Redemption and Conversion

Limited partners have certain rights under the Partnership Agreement to redeem their common units and CPUs.

General Redemption Right for Units of MACWH

Each holder of common units or CPUs (other than us, Walleye, Macerich Partnership or our or their respective subsidiaries or affiliates or any transferee of Walleye) has a right to require MACWH to redeem all or a portion of the common units or CPUs held by such limited partner. However, we have the right to purchase the units offered for redemption for cash or shares of our common stock. See “Redemption of Common Units or CPUs.”

CPU Conversion Right

The holders of CPUs have a conversion right pursuant to which limited partners may convert all or a portion of their CPUs into common units of MACWH at any time. In the event of such conversion, the CPUs will be converted to common units by multiplying the number of CPUs to be converted by a conversion rate equal to approximately 0.83333 (as may be adjusted for certain dividends, subdivisions or combinations of common units).

Special Redemption Right for CPUs

The holders of CPUs will have a special redemption right for a 30-day period commencing on April 25, 2012 to have all or a portion of their CPUs redeemed by MACWH for cash in the amount of, or, at the election of MACWH, common units of MACWH with a value equal to, $53.0315 per unit, subject to certain adjustments. We, at our election, may assume MACWH’s obligation under this special redemption right and may elect to satisfy such obligation either in cash or shares of our common stock with a value equal to $53.0315 per unit, subject to certain adjustments. The aggregate amount of CPUs redeemed in this manner may not exceed $75,000,000.

Forced Conversion Right of MACWH

During the same 30-day period commencing on April 25, 2012, MACWH will have the right to require the limited partners holding CPUs to convert all of their CPUs for that number of common units of MACWH with a value equal to $82.3548, subject to adjustment, per CPU to be redeemed. At any time prior to the effective date listed in the forced conversion notice, the limited partners holding such CPUs may exercise their right to convert all or a portion of such CPUs into common units of MACWH.

Forced and Voluntary Exchange for Units of Macerich Partnership

Holders of common units may, at specified times, exchange their common units for common units of Macerich Partnership on a one-for-one basis (subject to equitable adjustments for customary changes in capitalization). Until April 25, 2009, each holder of common units may exchange up to 50% of the common units held by such holder for common units of Macerich Partnership on a one-for-one basis, and between June 1, 2011 and May 30, 2012, each holder of common units may exchange all or part of the remaining common units held by such holder for the common units of Macerich Partnership on a one-for-one basis.

CPU holders may, at specified times, exchange their CPUs for a new class of partnership units of Macerich Partnership with materially similar terms to the CPUs (including the special redemption right and forced conversion right described above) on a one-for-one basis (subject to equitable adjustments for customary changes in capitalization). Until April 25, 2009, each CPU holder may exchange up to 50% of the CPUs held by such holder for the applicable new class of partnership units of Macerich Partnership on a one-for-one basis, and between June 1, 2011 and May 30, 2012, each CPU holder may exchange all or part of the remaining CPUs held by such holder for the applicable new class of partnership units of Macerich Partnership on a one-for-one basis.

Between June 1, 2011 and May 30, 2012, Macerich Partnership or MACWH will have the right to cause each limited partner (other than us, Walleye, Macerich Partnership, or our or their respective subsidiaries or affiliates or any transferee of Walleye) to exchange such limited partner’s CPUs or common units for the applicable new classes of partnership interests in Macerich Partnership on a one-for-one basis (subject to equitable adjustments for customary changes in capitalization).

Transfer Restrictions

A limited partner (other than us, Walleye, Macerich Partnership or any of our or its respective subsidiaries or affiliates) may not transfer (including any sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by operation of law or otherwise) all or any portion of its common units or CPUs (or economic rights as a limited partner) without the prior written consent of Walleye, which consent may be given or withheld in Walleye’s sole and absolute discretion. Additionally, Walleye may prohibit any transfer of partnership interests by a limited partner if such a transfer would require the filing of a registration statement under the Securities Act or would violate federal or state securities laws.

After giving Walleye five business days written notice and such information about the transferee as Walleye may reasonably request in order to determine, among other things, that the transfer is not a transaction that might jeopardize our REIT status, a limited partner may transfer its common units or CPUs to a person who is, at the time of the transfer, a limited partner, a person who is a member of such limited partner’s family group, a person who or which is an affiliate of such limited partner, or any lenders to such limited partner through a pledge of such limited partner’s partnership interest (provided, however, that no limited partner may pledge, encumber, hypothecate or mortgage any of its common units or CPUs without the prior consent of Walleye, such consent not to be unreasonably withheld or delayed). Notwithstanding a limited partner’s ability to pledge its partnership interests, Walleye’s consent is required to transfer any common units or CPUs to (a) a lender to MACWH or (b) any person who is related (within the meaning of Section 1.752-4(b) of the Code) to any lender to Walleye whose loan constitutes a non-recourse liability. Such consent may be given or withheld by Walleye in its sole and absolute discretion.

In addition, a limited partner may not transfer its common units or CPUs to any person, including a redemption or exchange under the Partnership Agreement, if it would have certain adverse legal or regulatory effects on us, Macerich Partnership or MACWH.

COMPARISON OF OWNERSHIP OF COMMON UNITS AND CPUS AND OUR SHARES

The information below highlights a number of the significant differences and similarities between MACWH and our Company relating to, among other things, form of organization, investment objectives, policies and restrictions, asset diversification, capitalization, management structure, duties, liability, exculpation and indemnification of the general partner and the directors and investor voting and other rights. These comparisons are intended to assist you in understanding how the holder’s investment will be changed if the holder redeems common units or CPUs and receives our stock. THE DISCUSSION BELOW IS ONLY A SUMMARY OF THESE MATTERS, AND A HOLDER SHOULD CAREFULLY REVIEW THE BALANCE OF THIS PROSPECTUS SUPPLEMENT FOR ADDITIONAL IMPORTANT INFORMATION.

Form of Organization and Purposes

MACWH

MACWH is a limited partnership organized under the laws of the State of Delaware. MACWH primarily owns interests in regional malls and community shopping centers. MACWH may also invest in other types of assets and in any geographic areas that its general partner deems appropriate. We, as general partner of Macerich Partnership, the indirect parent company of MACWH, will cause MACWH to conduct the business of MACWH in a manner intended to permit us to be classified as a REIT under the Code.

Our Company

We are a Maryland corporation organized under the Maryland General Corporation Law. We are a self-administered and self-managed REIT. Although we currently intend to continue to qualify as a REIT under the Code and to operate as a self-administered REIT, we are not under any contractual obligation to continue to qualify as a REIT, and we may discontinue this qualification or mode of operation in the future. Although we have no intention of ceasing to qualify as a REIT, some other real estate companies that previously operated as REITs have chosen to cease to qualify as REITs. Except as otherwise permitted in the partnership agreement of Macerich Partnership, we are obligated to conduct our activities through Macerich Partnership. We are the sole general partner of Macerich Partnership.

Nature of Investment

MACWH

The common units and CPUs constitute equity interests entitling each limited partner in MACWH to a share of cash distributions made to the limited partners in MACWH.

Subject to certain limitations, common units in MACWH receive a quarterly distribution, or common distribution amount, which will track, in part, quarterly dividends made on our common stock on an as-converted basis.

CPU holders in MACWH receive a quarterly distribution, or CPU return amount, comprised of both a fixed component and a component that floats with the regular dividend paid on shares of our common stock. Holders of CPUs are entitled to a quarterly distribution in an amount equal to approximately $0.896856 per unit plus the amount by which our regular quarterly dividend exceeds $0.65.

Subject to certain exceptions, the general partner generally must, at least quarterly, distribute 100% of the available cash generated by MACWH during the previous full calendar quarter or shorter period as follows:

•                  first, to the CPU holders who are partners on the applicable partnership record date for such distribution, pro rata to such CPU holders in proportion to the cumulative unpaid CPU return amount (as described in more detail above), if any, of each such CPU holder until the cumulative unpaid CPU return amount of each CPU holder is reduced to zero;

•                  second, to the CPU holders who are partners on the applicable partnership record date for such distribution, pro rata to such CPU holders in proportion to the CPU return amount (as described in more detail above) of each such CPU holder, until each such CPU holder has received an amount equal to the CPU return amount with respect to such distribution;

•                  third, to the common unitholders (other than us, Walleye, Macerich Partnership or any of our or their respective subsidiaries or affiliates or any transferee of Walleye) who are partners on the applicable partnership record date for such distribution, pro rata among them in proportion to the cumulative unpaid common distribution amount, if any, of each such common unitholder until the cumulative unpaid common distribution amount of each such common unitholder is reduced to zero;

•                  fourth, to the common unitholders (other than us, Walleye, Macerich Partnership or any of our or their respective subsidiaries or affiliates or any transferee of Walleye) who are partners on the applicable partnership record date for such distribution, pro rata among such common unitholders in proportion to the common distribution amount, if any, of each such common unitholder, until each such common unitholder has received an amount equal to the common distribution amount with respect to such distribution; and

•                  thereafter and without limitation, one hundred percent (100%) to us, Walleye, Macerich Partnership, and our and their respective subsidiaries and affiliates or any transferee of Walleye (and any permitted transferee) pro rata in proportion to the common units held by us, Walleye, Macerich Partnership and our and their respective subsidiaries and affiliates or any transferee of Walleye (and any permitted transferee).

Notwithstanding the foregoing order of distributions, in no event may a partner receive a distribution with respect to a common unit or CPU if and to the extent that such common unit or CPU has been redeemed or exchanged prior to the applicable partnership record date for such distribution, or, in general, such CPU has been redeemed prior to the distribution date for such distribution. For example, if a partner receives a unit of our common stock upon redemption of its common unit in MACWH, that partner cannot receive both (a) a distribution with respect to that common unit and (b) a dividend with respect to our common stock for the quarter in which such common unit of MACWH was redeemed.

No interest will be paid on accrued but unpaid CPU return amounts and common unit distribution amounts. MACWH will not pay any “subordinated amounts” unless and until the cumulative unpaid common distribution amounts and the common distribution amounts of all of the holders of common units (other than us, Walleye, Macerich Partnership or any of our or their respective subsidiaries or affiliates or any transferee of Walleye) have been paid. Subordinated amounts are amounts owed to or being paid to Walleye or any of its respective subsidiaries or affiliates or any transferee of Walleye by MACWH, including (a) any payment of principal or interest with respect to any indebtedness; (b) any payments with respect to any reimbursement of expenses incurred by us, Walleye or any of our or its respective subsidiaries or affiliates or any transferee of Walleye; (c) any compensation paid by MACWH to us, Walleye or any of our or their respective subsidiaries or affiliates or any transferee of Walleye for services rendered.

MACWH, and Walleye on behalf of MACWH, will not be required to make a distribution to any limited partner on account of its interest in MACWH if such distribution would violate Delaware law or other applicable law. However, any amounts not paid for such reasons will continue to accumulate as cumulative unpaid CPU return amount or cumulative unpaid common distribution amount, as applicable.

Our Company

Our common stock constitutes equity interests in our Company. We are entitled to receive our proportionate share of distributions made by Macerich Partnership with respect to the common units owned by us. The dividends payable to holders of our stock will generally correspond to the distributions received by us from Macerich Partnership. However, dividends payable by us are only paid if, when and as authorized by the Board of Directors and declared by us out of assets legally available to pay dividends. Each holder of common stock is entitled to his or her proportionate share of any dividends or distributions paid with respect to the common stock held, subject to the preferences on dividends and distributions of any preferred stock issued and outstanding. Dividends on the common stock and other distributions, including purchases by us of common stock, may be made only if full cumulative dividends have been declared and paid on any preferred stock or set aside for payment and there are no arrearages in any mandatory sinking fund on outstanding preferred stock. See our Charter and the applicable Articles Supplementary for information regarding the preferences of our Series D Preferred Stock, each of which is incorporated by reference as an exhibit to the registration statement of which this prospectus supplement is a part. To qualify as a REIT, we must distribute to our stockholders at least 90% of our taxable income, excluding capital gains, and corporate income tax will apply to any taxable income, including capital gains, not distributed.

Length of Investment

MACWH

MACWH has a stated term expiring on December 31, 2099 or earlier upon the happening of certain events, including, at the election of Walleye, if certain conditions described in the Partnership Agreement are satisfied, any event which causes Walleye to cease to be the general partner of MACWH (unless MACWH is continued in accordance with applicable law), disposition of all of MACWH’s assets, or dissolution of MACWH by a court of competent jurisdiction. MACWH has no specific plans for disposition of its assets. MACWH is a vehicle for holding a portfolio of investments in the real estate market.

Our Company

Our Company has a perpetual term, and we intend to continue our operations for an indefinite time period. Under the Charter, the dissolution of our Company must be approved by the affirmative vote of the holders of not less than a majority of the shares of common stock entitled to vote on dissolution. We have an indirect interest in the properties and assets owned by Macerich Partnership and its affiliates. Our common stockholders are expected to realize liquidity of their investments by trading their common stock.

Liquidity

MACWH

Neither the common units nor the CPUs have been registered under the Securities Act or any state securities laws and therefore may not be sold, pledged, hypothecated or otherwise transferred unless first registered under the Securities Act and any applicable state securities laws, or unless an exemption from registration is available. Common units and CPUs also may not be sold or otherwise transferred unless the other transfer restrictions discussed below have been satisfied. We and MACWH do not intend to register the common units or CPUs under the Securities Act or any state securities laws.

The Partnership Agreement provides that, without the consent of Walleye, limited partners may not in any way dispose of their interest in MACWH, other than to affiliates in accordance with the provisions and subject to the limitations in the Partnership Agreement. See “Description of Common Units and CPUs—Transfer Restrictions.”

Our Company

Any common stock issued upon redemption of common units will be registered under the Securities Act and be transferable, as long as the stockholder complies with the ownership limits in the Charter. Our common stock is currently listed on the New York Stock Exchange under the ticker symbol “MAC.” The future breadth and strength of this secondary market for our common stock will depend, among other things, upon the amount of common stock outstanding, our financial results and prospects, the general interest in our real estate investments and real estate investments in general, and our dividend yield compared to that of other debt and equity securities.

Potential Dilution of Rights

MACWH

Subject to certain limitations on the ability to issue units to us, Macerich Partnership or any direct or indirect subsidiary or affiliate of Macerich Partnership, Walleye can cause MACWH to issue additional units to the partners (including itself) or other persons for the consideration and on the terms and conditions that the general partner deems appropriate. These additional units may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties as the general partner may determine in its sole and absolute discretion subject to Delaware law. The interests of the limited partners in any cash available for distribution may be diluted if MACWH issues additional common units, CPUs or other ownership units.

Our Company

Our Board of Directors may, in its discretion, authorize the issuance of additional common stock and, subject to the rights of preferred stockholders, other equity securities of our Company, including one or more classes or series of common or preferred stock, with the voting rights, dividend rates, preferences, subordinations, conversion or redemption prices or rights, maturity dates, distribution, exchange or liquidation rights or other rights that the Board of Directors may specify at the time. The issuance of additional equity securities, redemption or conversion of outstanding partnership units or preferred stock and the exercise of employee stock options may result in the dilution of the interests of the stockholders. As permitted by applicable Maryland law, the Charter contains a provision permitting the Board of Directors, without any action by our stockholders, to authorize the issuance of additional stock within the limits established in the Charter. Under the Charter, although our stockholders do not have any preemptive rights to subscribe to any securities of our Company, the Board of Directors is authorized to create such rights. See “Description of our Capital Stock—Selected Provisions of Maryland Law and of Our Charter and Bylaws” in the accompanying prospectus.

Management Control

MACWH

As general partner, Walleye has the power to cause MACWH to enter into certain major transactions, including acquisitions, developments and dispositions of properties and, generally, the incurrence of indebtedness. The Partnership Agreement provides the general partner with broad powers to act in furtherance of the business purposes of MACWH, including all activities pertaining to the acquisition and operation of its properties, provided that MACWH does not take, or refrain from taking, any action which the general partner believes will adversely affect our ability to qualify as a REIT. Limited partners have no power to remove the general partner and no voting rights relating to the operation and management of MACWH, except in connection with certain amendments to the Partnership Agreement and certain specified restrictions. The Partnership Agreement places certain limits on the general partner’s authority with regard to dissolving MACWH, transferring or assigning its general partnership interest in MACWH, disposing of all or substantially all of MACWH’s assets, and commencing a voluntary proceeding or consenting to an involuntary proceeding seeking liquidation, reorganization or other relief under bankruptcy or insolvency law.

Our Company

Our Board of Directors has exclusive control over the management of our business and affairs, limited only by express restrictions in the Charter and bylaws, the partnership agreement of Macerich Partnership and applicable law. Prior to our 2008 annual meeting, the Charter provided that our directors be divided into three classes, with each director holding office for a term of three years and until their successors are duly elected and qualify.  Starting with the 2009 annual meeting of stockholders, directors will be elected annually so that by our 2011 annual meeting of stockholders, all directors will be elected annually.  The policies adopted by the Board of Directors may be altered or eliminated without a vote of the stockholders. Stockholders have limited rights to make proposals that will be considered and voted on at stockholder meetings, including the right to nominate directors for election. Stockholder proposals must be approved by the requisite number of stockholder votes before they become binding on us. Accordingly, except for their vote in the elections of directors and limited rights to make proposals for consideration at stockholder meetings, stockholders have no control over our ordinary business policies.

Because a portion of the Board of Directors is elected each year by the stockholders at our annual meeting through 2010 and the stockholders have limited rights to make proposals for consideration at stockholder meetings, the stockholders have greater control over the management of us than the limited partners have over MACWH.

Duties of General Partner and Directors

MACWH

Under Delaware law, Walleye, as the general partner of MACWH, is accountable to MACWH as a fiduciary and, consequently, is required to exercise good faith and integrity in all of its dealings with respect to partnership affairs. However, under the Partnership Agreement, Walleye is expressly under no obligation to consider the separate interests of the limited partners in deciding whether to cause MACWH to take or decline to take any action, and it is not liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by limited partners as a result of our decisions, provided that the general partner has acted in good faith and in accordance with the Partnership Agreement.

Our Company

Under Maryland law, our directors are required to perform their duties in good faith, in a manner that they reasonably believe to be in the best interests of the corporation and with the care of an ordinarily prudent person in a like position under similar circumstances. The Maryland General Corporation Law presumes that a director’s standard of care has been satisfied.

Management Liability and Indemnification

MACWH

As a matter of Delaware law, Walleye, as the general partner of MACWH, has liability for the payment of the obligations and debts of MACWH unless this liability is limited by the terms of the obligations or debt. Under the Partnership Agreement, MACWH has agreed to indemnify Walleye, any director, officer, manager, trustee or general partner of Walleye, or any entity that directly or indirectly controls Walleye (including us and Macerich Partnership) from and against all losses, claims, damages, liabilities, costs and expenses (including attorneys’ fees and costs), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operation of MACWH as set forth in the Partnership Agreement in which such indemnified person may be involved, unless the act or omission was in bad faith or the result of active and deliberate dishonesty and was material to the action; the party seeking indemnification received an improper personal benefit; or in the case of any criminal proceeding, the party seeking indemnification had reasonable cause to believe the act or omission was unlawful. The Partnership Agreement provides that these indemnification rights are non-exclusive of any other rights to which those seeking indemnification may be entitled.

MACWH may advance reasonable expenses incurred by an indemnified party before the final disposition of the proceeding, upon receipt by MACWH of an affirmation by the indemnified person of the indemnified person’s good faith belief that it is entitled to indemnification and an undertaking by the indemnified person to repay the amount if it is ultimately adjudged not to have been entitled to indemnification.

Our Company

The Charter includes provisions that limit the liability of directors and officers to us and to our stockholders for money damages to the fullest extent permitted under Maryland law. The Charter also requires us to indemnify our present directors and officers to the maximum extent permitted under Maryland law. These provisions apply to officers and directors acting in their capacity as officers and directors of our Company or of any other entity at our request. Our Charter also requires us to make payments to our officers and directors for expenses they incur in advance of final determination of any claim or dispute for which they are seeking indemnification, in accordance with the procedures and to the full extent permitted by Maryland law. In addition, we have entered into indemnification agreements with our directors and some of our officers.

The Maryland General Corporation Law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; the director or officer actually received an improper personal benefit in money, property or services; or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the Maryland General Corporation Law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the Maryland General Corporation Law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation, and a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Liability of Investors

MACWH

Under the Partnership Agreement and applicable state law, the liability of the limited partners for MACWH’s debts and obligations generally is limited to the amount of their investments in MACWH, together with their interest in MACWH’s undistributed income, if any. Also, if any limited partner has guaranteed MACWH’s indebtedness, as provided by the Partnership Agreement, the limited partner would be liable to the extent provided in its guaranty.

Our Company

Under the Maryland General Corporation Law, our stockholders are not liable for our debts and obligations. Their risk of loss is limited to the amount of their investments in our Company, together with their interest in our undistributed income, if any. The common stock, upon issuance in accordance with this prospectus supplement, will be fully paid and nonassessable. Thus, the limited partners in MACWH and our stockholders have substantially the same limited personal liability.

Voting Rights

MACWH

Under the Partnership Agreement, the limited partners have limited voting rights. The limited partners do not have voting rights relating to the operation and management of MACWH. In addition, the limited partners do not have the right to propose amendments to the Partnership Agreement, and certain types of amendments can be approved without the vote of the limited partners. However, certain amendments that would change the limited liability of a limited partner or change specified provisions in the Partnership Agreement with respect to distributions and allocations or the right to redeem units must be approved by each limited partner adversely affected by the amendment.

Neither we, Macerich Partnership nor Walleye, as the general partner of MACWH, may engage in an extraordinary transaction, except, in any such case, (a) if such extraordinary transaction is a permitted extraordinary transaction, as described in the Partnership Agreement, or (b) if limited partners holding two-thirds-in-interest of the common units and CPUs (on an as-converted basis), other than partnership units held by us, Walleye or any of our or its respective subsidiaries or affiliates, consent to such extraordinary transaction. The following events will be deemed an extraordinary transaction with regard to us, Macerich Partnership or Walleye:

•                  a merger (including a triangular merger), consolidation or other combination with or into another person (other than in connection with a change in our state of incorporation or organizational form or a merger with one of our direct or indirect subsidiaries);

•                  the direct or indirect sale, lease, exchange or other transfer of all or substantially all of our or its assets in one transaction or a series of related transactions;

•                  any reclassification, recapitalization or change of our or its outstanding equity interests (other than a change in par value, or from par value to no par value, or as a result of a stock split, dividend or similar subdivision); or

•                  the adoption of any plan of liquidation or dissolution whether or not in compliance with the provisions of the Partnership Agreement.

Our Company

Our business and affairs are managed under the direction of our Board of Directors, which currently consists of nine members.  Prior to our 2008 annual meeting, the Charter provided that our directors be divided into three classes, with each director holding office for a term of three years and until their successors are duly elected and qualify.  Starting with the 2009 annual meeting of stockholders, directors will be elected annually so that by our 2011 annual meeting of stockholders, all directors will be elected annually.  Each share of common stock has one vote. Maryland law requires that certain major corporate transactions, including most amendments to the Charter, may be consummated only with the approval of stockholders. Our bylaws and Maryland law permit any action that may be taken at a meeting of stockholders to be taken without a meeting if a written consent to the action is signed by holders of all outstanding shares of capital stock having a right to vote on the action. Maryland law also permits the charter of a Maryland corporation to contain a provision permitting action to be taken by the written or electronic consent of the holders of common stock entitled to cast not less than the minimum number of votes that would be necessary to take the action at a stockholders meeting. Our Charter does not contain such a provision.

In addition to common stock, we have authorized shares of Series D Preferred Stock. The holders of Series D Preferred Stock, when and if issued, have no right to vote, except that so long as any Series D Preferred Stock is outstanding, the affirmative vote of a majority of the Series D Preferred Stock outstanding, voting as a separate class or voting as a single class with any other series of preferred stock which has the right to vote with the Series D Preferred Stock on such matter, will be necessary to materially and adversely affect the rights and preferences of Series D Preferred Stock.

Amendment of the Partnership Agreement or our Charter

MACWH

As the general partner, Walleye generally has the power, without the consent of any limited partners, to amend the Partnership Agreement as may be required to reflect any changes that it deems necessary or appropriate in its sole discretion, provided that the amendment does not adversely affect or eliminate any right granted to a limited partner that is protected by special voting provisions. See “—Voting Rights.”

Our Company

Under the Maryland General Corporation Law and the Charter, most amendments to the Charter will require the affirmative vote of the holders of at least two-thirds of the capital stock entitled to vote on the amendment. However, subject to the rights of any class or series of preferred stock, a majority of the entire board of directors may amend the Charter to change the name, change the name or designation or par value of any class or series of our stock and the aggregate par value of our stock and may supplement the Charter to designate new classes or series of common or preferred stock without stockholder approval.

Issuance of Additional Equity

MACWH

MACWH is generally authorized to issue common units, CPUs and other partnership interests, including partnership interests of different series or classes, as determined by Walleye as the general partner in its sole discretion. MACWH may issue common units, CPUs and other partnership interests to us, the general partner or any direct or indirect subsidiary or affiliate of the general partner as long as (a) we, the general partner, or the applicable subsidiary or affiliate makes a capital contribution to MACWH in an amount equal to the fair market value of such partnership unit or partnership interest (as determined in good faith by the general partner), or (b) such interests are issued to all of the partners in proportion to their respective interests in MACWH.

Absent the consent of two-thirds-in-interest-of the limited partners (with CPUs voting on an as-converted basis), MACWH may not issue partnership units or partnership interests to us, the general partner or a subsidiary or affiliate thereof if such partnership units or partnership interests (a) would have distribution rights senior to the limited partners currently holding limited partnership units or (b) would have rights to net losses that would result in a change in the priority of allocation of net losses in a manner that adversely affects any of the limited partners holding limited partnership units prior to such issuance.

No limited partner has any preemptive, preferential or other similar purchase right with respect to capital contributions or loans to MACWH or the issuance or sale of any partnership units or partnership interests.

Our Company

Subject to the rights and restrictions of any class or series of preferred stock, the Board of Directors may authorize the issuance, in its discretion, of additional common stock and other equity securities of our Company, including one or more classes of common or preferred stock, with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as the Board of Directors may establish.

Borrowing Policies

MACWH

MACWH has no restrictions on borrowings, and the general partner has full power and authority to borrow money on behalf of MACWH.

Our Company

We are not restricted under our Charter from borrowing. However, under the partnership agreement of Macerich Partnership, we, as general partner of Macerich Partnership, may not borrow money, except for the purpose of advancing funds to Macerich Partnership for any proper purpose of Macerich Partnership and except for certain loans from Macerich Partnership to our Company.

Permitted Investments

MACWH

MACWH’s purpose is to conduct any business that may be lawfully conducted by a Delaware limited partnership, provided that this business is to be conducted in a manner that permits us to be qualified as a REIT, unless we otherwise consent or cease to qualify as a REIT. MACWH is authorized to perform any and all acts for the furtherance of the purposes and business of MACWH, including making investments or entering into joint ventures or partnerships.

Our Company

Under our Charter, we may engage in any lawful activity permitted by the Maryland General Corporation Law. Under the partnership agreement of Macerich Partnership, we, as the general partner of Macerich Partnership, must conduct all of our business activities through Macerich Partnership. However, we, as the general partner of Macerich Partnership, are also permitted to hold, directly or indirectly, up to a 1% interest in certain existing entities and may acquire an interest in other additional properties but only if Macerich Partnership is acquiring at least 99 times our proposed participation in the property.

PLAN OF DISTRIBUTION

This prospectus supplement relates to the possible issuance by us of up to an aggregate of 235,181 shares of our common stock if, and to the extent that, we elect to issue common stock to holders of up to 42,009 common units or up to 231,806 CPUs, upon the tender of those common units or CPUs for redemption. Pursuant to the terms of the common units and the CPUs, the aggregate number of shares of common stock that we may issue upon redemption may be adjusted to prevent dilution resulting from customary changes in capitalization, such as stock splits, stock dividends, or similar transactions. We have listed our common stock on the New York Stock Exchange.

We will not receive any cash proceeds from the issuance of our common stock. We will acquire one common unit from a redeeming holder in exchange for each share of common stock that we issue to a common unitholder, and one CPU from a redeeming holder in exchange for approximately 0.83333 share of our common stock that we issue to a CPU holder. Consequently, with each redemption, our interest in MACWH will increase.

The registration of these securities does not necessarily mean that any of the common units or CPUs will be submitted for redemption or that any of the shares of common stock that may be issued upon redemption will be offered or sold by the recipient.

We have borne and will continue to bear all costs, expenses and fees in connection with the registration of the common stock.

LEGAL MATTERS

Certain legal matters with respect to this offering will be passed upon for us by Venable LLP, Baltimore, Maryland. O’Melveny & Myers LLP has acted as tax counsel to us.